UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Notice of Hearing for the Establishment of Reserve Amounts for the Disputed Claim of Evolution Capital Management, LLC and Related Indemnity Claims.

As previously disclosed, on September 6, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) in the Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”) of CDC Corporation (the “Company” or “Debtor”) entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming the Second Amended Joint Plan of Reorganization of CDC Corporation (the “Plan”).

Section 8.2 of the Plan requires the maintenance of distribution reserves for disputed claims in the amount filed for those disputed claims, plus interest, unless a different reserve amount is ordered by the Court or agreed to by the parties. Pursuant to Paragraph MM of the September 5, 2012 Bankruptcy Court confirmation order, no distribution can be made to holders of equity interests or holders of beneficial interests in the liquidation trust to be established under the Plan unless and until appropriate reserves are established in accordance with Section 8.2 of the Plan.

On September 24, 2012, the Company filed a motion with the Court to establish the appropriate reserve for: (i) the New York litigation involving Evolution Capital Management, LLC (“ECM”), along with certain Evolution Funds, in the Supreme Court of the State of New York, New York County, styled: Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and El Fund Ltd. v. CDC Software Corporation, Wong Chung Kiu (a.k.a. “C.K. Wong”), Yip Hak Yung (a.k.a. “Peter Yip”), Asia Pacific Online Limited (a.k.a. “Asia Pacific On-line Limited”), Ch’ien Kuo Fung (a.k.a. “Raymond Ch’ien”), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. “Simon Wong”), and Wang Cheung Yue (a.k.a. “Fred Wang”), hereinafter (the “Second Evolution Action”); (ii) the related proof of claim filed in the Company’s Bankruptcy Proceeding by ECM (the “ECM Proof of Claim”); and (iii) related indemnification demands asserted by CDC Software Corporation (“CDC Software”), the Company’s former indirect subsidiary, and certain former directors and officers of the Company and/or CDC Software (the “ECM Reserve Motion”).

With the ECM Reserve Motion, the Company requests that the Court enter an order establishing the following two disputed reserves to satisfy the Debtor’s obligations under the Plan:

A.	The Evolution Reserve: A single reserve in the amount of $32.5 million, which would be available to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the indemnity claims or any other indemnity obligation arising from or related to the entry of a judgment or a settlement and compromise of the Second Evolution Action.

B.	Litigation Expense Reserve: A reserve in the amount of $5 million to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any defendant in the Second Evolution Action.

The ECM Reserve Motion has been set for hearing before the Court on October 16, 2012.

The foregoing description of the “Debtor’s Motion Pursuant to Confirmed Joint Plan of Reorganization to Establish Reserve Amounts for Disputed Claims of Evolution Capital Management, LLC and Related Indemnity Claims” and Notice of Hearing is qualified in its entirety by the full text of such documents which are attached hereto as Exhibit 99.1 and Exhibit 99.2 respectively and incorporated herein by reference. Terms not specifically defined herein shall have the meaning ascribed therein.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of dealing with ECM, the Second Evolution Action, and/or the ECM Reserve Motion; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, or timelines relating to the Plan or any expectations regarding reserve amounts requested by the Company which may be subject to change; and (iii) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Debtor’s Motion Pursuant to Confirmed Joint Plan of Reorganization to Establish Reserve Amounts for Disputed Claims of Evolution Capital Management, LLC and Related Indemnity Claims

99.2	Notice of Hearing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name:	Marcus A. Watson
Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Debtor’s Motion Pursuant to Confirmed Joint Plan of Reorganization to Establish Reserve Amounts for Disputed Claims of Evolution Capital Management, LLC and Related Indemnity Claims

99.2	Notice of Hearing